

September 16, 2013

Via E-mail
Mr. Myroslav Tsapaliuk
President, Chief Executive Officer and Chief Financial Officer
UA Granite Corporation
10 Bogdan Khmelnitsky Street, #13A
Kyiv, Ukraine 01030

> **Re:** **UA Granite Corporation**
> **Amendment No.2 to Registration Statement on Form S-1**
> **Filed September 6, 2013**
> **File No. 333-189414**

Dear Mr. Tsapaliuk:

We have reviewed the amended filing and have the comments below.

General

1. We note your response to comment one in our letter dated August 15, 2013. While in support of your "specific business plan" argument you refer to disclosures in the registration statement identifying the various types of granite products that you intend to market, we continue to believe that your proposed business may be commensurate in scope with the uncertainty ordinarily associated with a blank check company. For example, even though you have a supply agreement with LLC Ukr Stone of Ukraine, there are no minimum purchase requirements under this supply agreement or outstanding orders to purchase products supplied under this contract. In addition, you provide generic pricing information for the various granite products you intend to distribute; however, there is no baseline disclosure of how you are pricing these products in light of your cost basis and what the market demand for these imports currently is. You also disclose that you must raise the maximum amount in the offering to enable completion of your plan of operation for the next 12 months and have no arrangements for additional financing. These facts and the company's activities to date provide no assurance that UA Granite Corporation will be able to implement the business plan and survive in the short or long term. In this regard, we note also the "present" qualification language at the end of the first paragraph on page 17 relating to the possibility of an acquisition or merger.

Under these facts and circumstances, we reissue comment one in our August 15, 2013 letter to revise the registration statement to comply with Rule 419. To the extent that you take specific additional steps to advance your proposed business that removes the speculative nature of an investment and uncertainty associated with your ability to survive in the short or long term, we will reconsider your disclosure in an amendment to the registration statement. Your disclosure should also remove all qualifications regarding "present" plans or intentions to effectuate a merger or acquisition and state that no proceeds raised in the offering will be used towards any such business combination.

Dilution, page 12

2. We note your revised disclosure in response to comment five in our letter dated August 15, 2013. Please explain how you calculated the potential gain to existing shareholders of $2,693, or remove this disclosure from the filing.

Overview of Granite in Ukraine, page 17

3. We note your revised disclosure in response to comment 18 in our letter dated July 15, 2013. Please expand your disclosure to identify the basis of your statement that "Ukraine is one of the world's leading exporters of decorative stone." In this regard please also refer to comment 19 in our letter dated July 15, 2013.

US Granite Market Overview, page 19

4. Please revise your disclosure to describe briefly what Stoneupdate.com is.

Plan of Operation, page 24

5. Refer to comment 27 in our July 15, 2013 letter. As noted previously, the narrative disclosure to footnotes (1) and (2) to the tabular disclosure on page 25 appears to be missing. Please revise to either provide such disclosure, or otherwise remove the reference to these footnotes. In addition, please revise the "Totals" amount at the end of the tabular disclosure to account for the listed expenses.

SEC Filing Plan, page 26

6. Please revise your disclosure to state that upon becoming a reporting company you will be required to comply with all applicable reporting requirements of the Exchange Act of 1934, which also include the filing of current reports on Form 8-K.

Directors, Executive Officers, Promoters and Control Persons, page 28

7. Describe briefly the business of Mr. Tsapaliuk's private enterprise, referred to in your disclosure as FOP "Tsapaliuk Myroslav," Ukraine.

        You may contact Thomas D. D'Orazio, Staff Accountant, at (202) 551-3825 or Terence O'Brien, Accounting Branch Chief, at (202) 551-3355 if you have questions about comments on the financial statements and related matters. You may contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Era Anagnosti, Staff Attorney at (202) 551-3369 with any other questions.

                                    Very truly yours,

                                    /s/ Era Anagnosti

                                    for Pamela A. Long
                                    Assistant Director

cc: Via E-mail
        Thomas E. Puzzo, Esq.
        Law Offices of Thomas E. Puzzo, PLLC
        3823 44th Avenue, NE
        Seattle, WA 98105